UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 19, 2016 (January 15, 2016)

II-VI Incorporated

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania

(State or Other Jurisdiction

of Incorporation)

0-16195	25-1214948
(Commission File Number)	(IRS Employer Identification No.)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania	16056
(Address of Principal Executive Offices)	(Zip Code)

(724) 352-4455

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On January 19, 2016, II-VI Incorporated (the “Company”) issued a press release announcing that it had signed definitive agreements to acquire EpiWorks, Inc. and ANADIGICS, Inc. in two separate transactions. EpiWorks, Inc. is a global leader in high volume epitaxial growth of compound semiconductor wafers for electronic and photonic device applications. ANADIGICS designs and manufactures innovative radio frequency (RF) solutions for the CATV infrastructure, small-cell, WiFi, and cellular markets, and brings to the Company a high volume foundry for the production of 6-inch gallium arsenide wafers.

The Company signed a merger agreement with EpiWorks on January 18, 2016 pursuant to which a wholly-owned subsidiary of the Company will be merged into EpiWorks. The agreement provides for the payment by the Company of an aggregate of approximately $43 million in cash at closing with up to an additional $6 million in potential earn-out payments over the next three years, subject to certain adjustments. The EpiWorks transaction is subject to the approval of EpiWorks’ shareholders, and the holders of EpiWorks shares representing 83% of the votes entitled to be cast have signed support agreements to vote in favor of the transaction. The EpiWorks acquisition is expected to close within 60 days.

In addition, the Company signed a merger agreement with ANADIGICS on January 15, 2016 pursuant to which a wholly-owned subsidiary of the Company will commence a tender offer for all outstanding common stock of ANADIGICS at a price of $0.66 per share in cash, without interest, for an aggregate merger consideration of approximately $61.0 million. The tender offer will commence within 10 business days of the date of the merger agreement and is expected to be concluded 20 business days after it is commenced. The tender offer will be subject to customary conditions, including that holders of a majority of the outstanding common stock of ANADIGICS tender their shares in the tender offer. Any shares not tendered in the tender offer will be acquired, following consummation of the tender offer, in a second step merger at the same cash price as in the tender offer. The acquisition of ANADIGICS is expected to close within 60 days.

Separately, the Company included in the press release updated revenue and EPS guidance for its second fiscal quarter ended December 31, 2015.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information

This Current Report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of ANADIGICS’ common stock described in this Current Report on Form 8-K has not commenced. At the time the tender offer is commenced, the Company will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and ANADIGICS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ANADIGICS’ stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release dated January 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

II-VI INCORPORATED
(Registrant)

Date: January 19, 2016	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release dated January 19, 2016.